AB* 3/6

SECURI 08028369 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **American Enterprise Investment Services, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 Ameriprise Financial Center, 707 2nd Avenue South
(No. and Street)

Minneapolis	**MN**	**55474**
(City)	(State)	(Zip Code)

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave K. Stewart **(612) 678-4769**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

220 South Sixth Street, Suite 1400	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dave K. Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of American Enterprise Investment Services, Inc., as of December 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires January 31, 2010

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Enterprise Investment Services, Inc.
Statement of Financial Condition
Year Ended December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
American Enterprise Investment Services, Inc.

We have audited the accompanying statement of financial condition of American Enterprise Investment Services, Inc. (the Company) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of American Enterprise Investment Services, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 26, 2008

American Enterprise Investment Services, Inc.
Statement of Financial Condition
December 31, 2007
(In thousands, except share data)

Assets	
Cash and cash equivalents	$ 6,187
Cash and investments segregated under federal and other regulations	1,005,000
Receivables:	
Customers	259,013
Brokers, dealers and clearing organizations	17,408
Affiliates	24,650
Other	28,122
Securities borrowed	197,077
Accrued interest and dividends receivable	2,061
Furniture, equipment, capitalized software and leasehold improvements (less accumulated depreciation and amortization of $7,039)	4,353
Deposits with clearing organizations	2,866
Securities owned, at fair value	1,428
Other assets	1,362
Total assets	$ 1,549,527
Liabilities and Stockholder's Equity	
Liabilities:	
Payables:	
Customers	$ 1,100,357
Brokers, dealers and clearing organizations	28,053
Affiliates	6,020
Overdrafts and checks outstanding	63,380
Other	4,078
Securities loaned	204,770
Accrued interest and dividends payable	2,774
Accrued expenses	10,388
Securities sold, not yet purchased, at fair value	446
Other	846
Total liabilities	1,421,112
Stockholder's equity:	
Common stock, $1 par value:	
Authorized, issued and outstanding shares - 100	-
Additional paid-in capital	87,986
Retained earnings	40,429
Total stockholder's equity	128,415
Total liabilities and stockholder's equity	$ 1,549,527

See accompanying Notes to Financial Statements

American Enterprise Investment Services, Inc.
Notes to Statement of Financial Condition
Year Ended December 31, 2007
(In thousands)

1. Organization and Summary of Significant Accounting Policies

Organization

American Enterprise Investment Services, Inc. (the Company) is a wholly-owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company executes and clears trades for accounts introduced by Ameriprise Financial Services, Inc. (AFSI), an affiliated company. The Company also executes trades for the RiverSource Funds and other affiliates. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Significant Accounting Policies

Basis of Financial Statement Preparation

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Securities Transactions

Securities owned and securities sold, not yet purchased are stated at fair value. Fair value generally is based on published market prices or other relevant factors, including dealer price quotations and valuation pricing models, which take into account time value and volatility factors underlying the securities.

Collateralized Financing Agreements and Securities Borrowed and Loaned

Securities purchased under agreements to resell (resale agreements), which are included in cash and investments segregated under federal and other regulations, are recorded at the amount at which the securities will be subsequently resold. These financial instruments are collateralized by U.S. government-backed securities. The Company purchased certain securities under agreements to resell; however, based on the nature of the resale agreements, an independent third party takes possession of the securities on behalf of the Company. The Company's agreements with third parties specify its right to request additional collateral if the fair value of the underlying security, including accrued interest, decreases in comparison to the related receivable.

Collateral is valued daily, and additional collateral is obtained from counterparties when necessary.

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received.

Collateralized Financing Agreements and Securities Borrowed and Loaned (continued)

Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on resale contract amounts, as well as on securities borrowed and loaned transactions, and is included in accrued interest receivable or payable on the statement of financial condition.

Fixed Assets

Furniture, equipment, capitalized software and leasehold improvements are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of three to ten years.

On March 31, 2007, the Parent transferred $3,579 of capitalized software to the Company. The deferred tax liability associated with this capitalized software was $1,253 and was also transferred to the Company.

Cash and Cash Equivalents

The Company defines cash equivalents as liquid or readily marketable investments with original maturities of 90 days or less.

Deposits with Clearing Organizations

Deposits with clearing organizations are carried at cost which approximates fair value.

Income Taxes

The Company's provision for income taxes represents the net amount of income taxes that the Company expects to pay or to receive from various taxing jurisdictions in connection with its operations. The Company provides for income taxes based on amounts that the Company believes it will ultimately owe taking into account the recognition and measurement for uncertain tax positions. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items.

(In thousands)

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted FIN 48 as of January 1, 2007. There was no impact of adopting FIN 48 on the Company's statement of financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted provided that the entity has not issued financial statements for any period within the year of adoption. The provisions of SFAS 157 are required to be applied prospectively as of the beginning of the fiscal year in which SFAS 157 is initially applied, except for certain financial instruments as defined in SFAS 157 which will require retrospective application of SFAS 157. The transition adjustment, if any, will be recognized as a cumulative-effect adjustment to the opening balance of retained earnings for the fiscal year of adoption. The Company adopted SFAS 157 effective January 1, 2008. The adoption of SFAS 157 will not have a material effect on the Company's results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 gives entities the option to measure certain financial instruments and other items at fair value that are not currently permitted to be measured at fair value. The objective of SFAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 requires entities to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company did not adopt SFAS 159 for any of its existing eligible assets and liabilities and has no current plans to adopt SFAS 159 for any financial instruments.

2. Cash and Investments Segregated Under Federal and Other Regulations

Cash and investments segregated under federal and other regulations, primarily resale agreements, of $1,005,000 have been segregated in the special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC. Resale agreements, which are with two national bank counterparties, are accounted for as collateralized financing transactions and are recorded at the contractual amounts, which approximate fair value. The collateral consists of U.S. government-backed securities allowed under Rule 15c3-3.

(In thousands)

3. Related-Party Transactions

The Company executes and clears trades for accounts introduced by AFSI and executes trades for other affiliates.

The Company provides banking services to clients through a partnership with an affiliate, Ameriprise Bank, FSB (Ameriprise Bank). Banking regulations require the Company to make a deposit greater than the daily amount of money presented to Ameriprise Bank on each day. As of December 31, 2007, the net amount of the deposit made by the Company was $24,000. This deposit is reflected in receivables from affiliates in the statement of financial condition.

4. Customer Receivables and Payables

Customer receivables include amounts due in cash and margin transactions. Customer receivables are primarily collateralized by securities with market values in excess of the amounts due. At December 31, 2007, less than 6% of receivables from customers are unsecured. The Company establishes allowances for any potential losses based upon an evaluation of customer accounts. In addition, appropriate deductions are made in the Company's net capital computation. It is the policy of the Company to monitor the market value of the collateral and to request additional collateral when necessary. Such collateral is not reflected in the accompanying statement of financial condition.

Customer payables represent free credit balances, funds deposited by customers and funds accruing to customers as a result of trades or contracts.

5. Receivables From and Payables to Brokers, Dealers and Clearing Organizations

The components of receivables from and payables to brokers, dealers and clearing organizations as of December 31, 2007, are as follows:

Receivables:	
Securities failed to deliver	$ 6,612
Funds due from clearing organizations and other financial institutions	10,796
	$ 17,408
Payables:	
Securities failed to receive	$ 11,728
Funds due to other financial institutions	16,325
	$ 28,053

Broker receivables and payables arise primarily from securities transactions executed by the Company for its customers. Broker receivables are generally collected within 30 days and are collateralized by securities in physical possession, on deposit, or receivable from customers or other brokers.

5. Receivables From and Payables to Brokers, Dealers and Clearing Organizations (continued)

Broker payables represent amounts due upon the receipt of securities. Should the broker or clearing organization fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at December 31, 2007, approximates the amounts owed.

The Company monitors the credit standing of each broker or clearing organization with which it conducts business. In addition, the Company monitors the market value of collateral held. It is the policy of the Company to request and receive additional collateral when required.

6. Securities Owned and Securities Sold, Not Yet Purchased

As of December 31, 2007, securities owned by the Company and securities sold, not yet purchased by the Company were $1,428 and $446, respectively. Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition. Securities owned and securities sold, not yet purchased are the result of temporary holdings based on adjustments made for client trading. Most holdings are equity and mutual fund positions.

7. Financial Instruments

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers and clearing organizations; securities purchased under agreements to resell; and amounts receivable from and payable to affiliates and customers. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities (one year or less), are repriced frequently or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to cover losses that customers incur, or contra brokers are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

(In thousands)

7. Financial Instruments (continued)

The Company enters into resale agreements and securities borrowing transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

In the normal course of business, the Company obtains securities under resale, securities borrowed and custody agreements on terms which permit it to pledge or resell the securities to others. At December 31, 2007, the Company obtained securities with a fair value of approximately $469,533 on such terms, for which $272,633 have been either pledged or otherwise transferred to others in connection with the Company's financing activities.

8. Net Capital Provisions

As a registered broker/dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to 2% of aggregate customer-related debit items, as defined (or $250, if greater).

At December 31, 2007, the Company's net capital was $56,228, or 22%, of aggregate debit balances, and $51,050 in excess of required net capital. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

9. Employee Retirement and Benefit Plans and Stock-Based Compensation

The Company participates in the retirement, defined benefit, and defined contribution plans of Ameriprise Financial, Inc. These plans cover all permanent employees who have met certain employment requirements. Funding of retirement costs for the defined benefit plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act. The Company's contribution to the defined contribution plans is a percentage of either each employee's eligible compensation or basic contribution.

The Company participates in the Parent's 2005 Incentive Compensation Plan. Employees are eligible to receive incentive awards, including stock options, restricted stock awards, restricted stock units, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction.

The Company participates in defined benefit health care plans of the Parent that provide health care and life insurance benefits to retired employees. The plans include participant contributions and service-related eligibility requirements. Upon retirement, such employees are considered to have been employees of the Parent.

American Enterprise Investment Services, Inc.
Notes to Statement of Financial Condition
Year Ended December 31, 2007
(In thousands)

10. Income Taxes

The Company is included in the consolidated income tax returns filed by the Parent. The provision for current income taxes is determined on a separate entity basis, except that any benefit for losses is recognized only to the extent that it can be utilized in the consolidated return. It is the policy of the Parent to reimburse subsidiaries for any current tax benefits recognized. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. State taxes are allocated to subsidiaries based on related contributions using apportionment factors.

The Company had a receivable from the Parent for federal income taxes of $1,596 as of December 31, 2007.

As of December 31, 2007, the Company held deferred tax assets and liabilities of $840 and $1,476, respectively. Such temporary differences consist primarily of asset depreciation-related items. The Company is required to establish a valuation allowance for any portion of the deferred tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets, and, therefore, no such valuation allowance has been established.

The Company adopted FIN 48 as of January 1, 2007. There was no impact of adopting FIN 48 on the Company's financial statements as there were no unrecognized tax benefits as of January 1, 2007, and December 31, 2007.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of the income tax provision. There were no interest or penalties accrued for uncertain tax benefits as of January 1, 2007, and December 31, 2007.

11. Commitments and Contingencies

From time to time in the normal course of business, the Company is named as a defendant in lawsuits, arbitration and administrative claims. There are currently no matters that management believes could have a material adverse impact on the financial condition of the Company. In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, any reserves related to these guarantees are not estimable, and the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no reserves have been recorded in relation to these guarantees.

END